Exhibit 21.1

REGISTRANT’S SUBSIDIARIES

Following is a list of the Registrant’s subsidiaries and the state of incorporation or other jurisdiction.

Name of Subsidiary	State of Incorporation or Other Jurisdiction

Ameris Bank	State of Georgia

Ameris Statutory Trust I	State of Delaware

Ameris Sub Holding Company, Inc.	State of Delaware

Moultrie Real Estate Holdings, Inc.	State of Delaware

Quitman Real Estate Holdings, Inc.	State of Delaware

Thomas Real Estate Holdings, Inc.	State of Delaware

Citizens Real Estate Holdings, Inc.	State of Delaware

Cairo Real Estate Holdings, Inc.	State of Delaware

Southland Real Estate Holdings, Inc.	State of Alabama

Cordele Real Estate Holdings, Inc.	State of Delaware

First National Real Estate Holdings, Inc.	State of Delaware

M&F Real Estate Holdings, Inc.	State of Delaware

Tri-County Real Estate Holdings, Inc.	State of Delaware

First National Banc Statutory Trust I	State of Delaware

Each subsidiary conducts business under the name listed above.